UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Sprague Resources LP
(Name of Issuer)

Common Partnership Interest
(Title of Class of Securities)

849343108
(CUSIP Number)
Todd E. Molz Managing Director, General Counsel and Chief Administrative Officer Oaktree Capital Group Holdings GP, LLC 333 S. Grand Avenue, 28th Floor Los Angeles, California 90071 (213) 830-6300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) March 31, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 849343108	SCHEDULE 13D	Page 2 of 20

1	NAME OF REPORTING PERSON Oaktree Opportunities Fund X Holdings (Delaware), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 397,100 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 397,100 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 397,100 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.74% (1)
14	TYPE OF REPORTING PERSON PN

(1)
Solely in its capacity as the direct owner of 397,100 common units.  All calculations of beneficial ownership are based on a total of 22,869,059 common units of the Issuer outstanding as of March 5, 2020, as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2019.

CUSIP No. 849343108	SCHEDULE 13D	Page 3 of 20

1	NAME OF REPORTING PERSON Oaktree Opportunities Fund Xb Holdings (Delaware), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 977,900 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 977,900 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 977,900 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.28% (1)
14	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the direct owner of 977,900 common units.

CUSIP No. 849343108	SCHEDULE 13D	Page 4 of 20

1	NAME OF REPORTING PERSON Oaktree Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,375,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,375,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,375,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.01% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the general partner of Oaktree Opportunities Fund X Holdings (Delaware), L.P. and Oaktree Opportunities Fund Xb Holdings (Delaware), L.P.

CUSIP No. 849343108	SCHEDULE 13D	Page 5 of 20

1	NAME OF REPORTING PERSON Oaktree Fund GP I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,375,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,375,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,375,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.01% (1)
14	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the managing member of Oaktree Fund GP, LLC.

CUSIP No. 849343108	SCHEDULE 13D	Page 6 of 20

1	NAME OF REPORTING PERSON Oaktree Capital I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,375,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,375,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,375,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.01% (1)
14	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

CUSIP No. 849343108	SCHEDULE 13D	Page 7 of 20

1	NAME OF REPORTING PERSON OCM Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,375,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,375,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,375,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.01% (1)
14	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the general partner of Oaktree Capital I, L.P.

CUSIP No. 849343108	SCHEDULE 13D	Page 8 of 20

1	NAME OF REPORTING PERSON Oaktree Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,375,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,375,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,375,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.01% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the managing member of OCM Holdings I, LLC.

CUSIP No. 849343108	SCHEDULE 13D	Page 9 of 20

1	NAME OF REPORTING PERSON Oaktree Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,375,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,375,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,375,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.01% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the managing member of Oaktree Holdings, LLC.

CUSIP No. 849343108	SCHEDULE 13D	Page 10 of 20

1	NAME OF REPORTING PERSON Oaktree Capital Group Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,375,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,375,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,375,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.01% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the indirect owner of the class B units of each of Oaktree Capital Group, LLC.

CUSIP No. 849343108	SCHEDULE 13D	Page 11 of 20

1	NAME OF REPORTING PERSON Brookfield Asset Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,375,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,375,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,375,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.01% (1)
14	TYPE OF REPORTING PERSON CO

(1)	Solely in its capacity as the indirect owner of the class A units of Oaktree Capital Group, LLC.

CUSIP No. 849343108	SCHEDULE 13D	Page 12 of 20

1	NAME OF REPORTING PERSON Partners Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,375,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,375,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,375,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.01% (1)
14	TYPE OF REPORTING PERSON CO

(1)	Solely in its capacity as the sole owner of Class B Limited Voting Shares of Brookfield Asset Management, Inc.

CUSIP No. 849343108	SCHEDULE 13D	Page 13 of 20

1	NAME OF REPORTING PERSON Hartree Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,850,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,850,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,850,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.09% (1)
14	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the direct owner of 1,850,000 common units.

CUSIP No. 849343108	SCHEDULE 13D	Page 14 of 20

1	NAME OF REPORTING PERSON Hartree Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,850,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,850,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,850,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.09% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the general partner of Hartree Partners, LP

CUSIP No. 849343108	SCHEDULE 13D	Page 15 of 20

Item 1. Security and Partnership
This Statement is being filed with respect to the common units representing limited partner interests (“common units”) of Sprague Resources LP (the “Partnership”). The address of the principal executive offices of the Partnership is 185 International Drive, Portsmouth, NH 03801.

Item 2. Identity and Background
(a) - (c), (f) This Schedule 13D is filed as a joint statement pursuant to Rule 13d-1(k) under the Act by each of the following persons (collectively, the “Reporting Persons”):

(i.)	Oaktree Opportunities Fund X Holdings (Delaware), L.P., a Delaware limited partnership (“X Holdings”);
(ii.)	Oaktree Opportunities Fund Xb Holdings (Delaware), L.P., a Delaware limited partnership (“Xb Holdings”);
(iii.)	Oaktree Fund GP, LLC, a Delaware limited liability company (“Fund GP”), in its capacity as the general partner of X Holdings and Xb Holdings;
(iv.)	Oaktree Fund GP I, L.P., a Delaware limited partnership (“GP I”), in its capacity as the managing member of Fund GP;
(v.)	Oaktree Capital I, L.P., a Delaware limited partnership (“Capital I”), in its capacity as the general partner of GP I;
(vi.)	OCM Holdings I, LLC, a Delaware limited liability company (“Holdings I”), in its capacity as the general partner of Capital I;
(vii.)	Oaktree Holdings, LLC, a Delaware limited liability company (“Holdings”) in its capacity as the managing member of Holdings I;
(viii.)	Oaktree Capital Group, LLC, a Delaware limited liability holdings (“OCG”) in its capacity as the managing member of Holdings;
(ix.)
Oaktree Capital Group Holdings GP, LLC (“OCGH”), a Delaware limited liability company whose principal business is to serve as, and perform the functions of, the indirect owner of the class B units of OCG.

(x.)	Brookfield Asset Management Inc. (“BAM”), a Canadian corporation, in its capacity as the indirect owner of the class A units of OCG;
(xi.)	Partners Limited (“Partners”), a Canadian corporation, in its capacity as the sole owner of Class B Limited Voting Shares of BAM;
(xii.)	Hartree Partners, LP, a Delaware limited partnership (“Hartree”); and
(xiii.)
Hartree Partners GP, LLC, a Delaware limited liability company (“Hartree GP”), solely in its capacity as the general partner of Hartree. The management committee of Hartree GP is comprised of six members and such committee establishes the Trading Guidelines of Hartree.

The Reporting Persons have entered into a joint filing agreement, dated as of April 8, 2020, a copy of which is attached hereto as Exhibit A.
Set forth in the attached Annex A is a listing of the directors, executive officers, members and general partners, as applicable, of each Reporting Person (collectively, the “Covered Persons”), and Annex A is incorporated by reference into this Item 2. Each of the Covered Persons that is a natural person is a United States citizen.

CUSIP No. 849343108	SCHEDULE 13D	Page 16 of 20

The principal business address of Hartree Partners, LP and Hartree Partners GP, LLC is 1185 Ave of the Americas, New York, NY 10036. The principal business address of the remaining Reporting Persons and Covered Persons is c/o Oaktree Capital Group Holdings GP, LLC, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

(d) and (e) During the last five years, none of the Reporting Persons and, to the best of their knowledge, none of the Covered Persons: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On March 30, 2020, March 31, 2020 and April 1, 2020, X Holdings and Xb Holdings purchased in open market transactions 1,375,000 common units, at prices ranging from $12.95 to $13.03, for a total consideration of $687,500 and cash on hand. The source of funds for such transaction was the capital contributions of its limited partners. No borrowed funds were used to purchase such common units.

Item 5(c) below is hereby incorporated by reference into this Item 3.

Item 4. Purpose of Transaction

The Reporting Persons acquired the common units reported herein for investment purposes. Depending upon market conditions and other factors that they may deem material, the Reporting Persons or their affiliates may seek to acquire securities of the Partnership or other financial instruments related to the Partnership or its securities (which may include rights or securities exercisable or convertible into securities of the Partnership) and/or sell or otherwise dispose of some or all of such Partnership securities or financial instruments from time to time, in each case, in open market or private transactions, block sales or otherwise.

Specifically, the Reporting Persons intend to discuss with one or more of management, the Board of Directors of the general partner of the Partnership, affiliates of Sprague Resources Holdings LLC (“Holdings”),  the owner of the general partner of the Partnership, and their respective advisors,  the Partnership’s plans for enhancing shareholder value, including as it relates to the unsolicited non-binding proposal from Holdings dated March 25, 2020, pursuant to which Holdings would acquire all of the outstanding common units of the Partnership that Holdings and certain of its affiliates do not already own in exchange for $13.00 in cash per common unit (the “Proposal”), and any alternatives thereto.  In addition, the Reporting Persons may in the future formulate plans or proposals regarding the Partnership or its securities, including with respect to the Proposal or any potential strategic alternative thereto.

Other than as described in this Schedule 13D, none of the Reporting Persons or, to their best knowledge, any Covered Persons have any current plans or proposals that would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of its ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

Item 5. Interest in Securities of the Issuer

(a, b) The information contained on the cover pages of this Schedule 13D is incorporated herein by reference. Ownership percentages set forth in this Schedule 13D are based on a total of 22,869,059 common units of the Issuer outstanding as of March 5, 2020, as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2019. As of the date hereof, each of the Reporting Persons may be deemed the beneficial owner of 3,225,000 common units, which represents approximately 14.10% of the total outstanding common units.

CUSIP No. 849343108	SCHEDULE 13D	Page 17 of 20

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the common units for the purposes of Section 13(d) of the Act, or for any other purpose, and, except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person.

(c) Except for the transaction described herein, there have been no other transactions in the securities of the Partner effected by any Reporting Person within the last 60 days.

Item 3 is incorporated by reference into this Item 5(c).

(d) This Item 5(d) is not applicable.

(e) This Item 5(e) is not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 4 of this Schedule 13D is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement

CUSIP No. 849343108	SCHEDULE 13D	Page 18 of 20
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 8, 2020
OAKTREE OPPORTUNITIES FUND X HOLDINGS (DELAWARE), L.P.

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Authorized Signatory

OAKTREE OPPORTUNITIES FUND Xb HOLDINGS (DELAWARE), L.P.

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Authorized Signatory

OAKTREE FUND GP, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Authorized Signatory

OAKTREE FUND GP I, L.P.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Senior Vice President

CUSIP No. 849343108	SCHEDULE 13D	Page 19 of 20

OCM HOLDINGS I, LLC
By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Senior Vice President

OAKTREE HOLDINGS, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Senior Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Senior Vice President

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Jessica Diab
Name:	Jessica Diab
Title:	Vice President, Legal & Regulatory

PARTNERS LIMITED

By:	/s/ Brian Lawson
Name:	Brian Lawson
Title:	President

CUSIP No. 849343108	SCHEDULE 13D	Page 20 of 20

HARTREE PARTNERS, LP

By:	HARTREE PARTNERS GP, LLC
Its:	General Partner

By:	/s/ Stephen Hendel
Name:	Stephen Hendel
Title:	Authorized Signatory

HARTREE PARTNERS GP, LLC

By:	/s/ Stephen Hendel
Name:	Stephen Hendel
Title:	Authorized Signatory

ANNEX A

Each of the individuals identified in this Annex A disclaim beneficial ownership over the common units reported herein.

Oaktree Opportunities Fund X Holdings (Delaware), L.P.
The general partner of Oaktree Opportunities Fund Xb Holdings (Delaware), L.P is Oaktree Fund GP, LLC.
Oaktree Opportunities Fund Xb Holdings (Delaware), L.P.
The general partner of Oaktree Opportunities Fund Xb Holdings (Delaware), L.P is Oaktree Fund GP, LLC.
Oaktree Fund GP, LLC
The managing member of Oaktree Fund GP, LLC is Oaktree Fund GP I, L.P.
Oaktree Fund GP I, L.P.
The general partner of Oaktree Fund GP I, L.P. is Oaktree Capital I, L.P.
Oaktree Capital I, L.P.
The general partner of Oaktree Capital I, L.P. is OCM Holdings I, LLC.
OCM Holdings I, LLC
The managing member of OCM Holdings I, LLC is Oaktree Holdings, LLC.
Oaktree Holdings, LLC
The managing member of Oaktree Holdings, LLC is Oaktree Capital Group, LLC.
Oaktree Capital Group, LLC
The name and principal occupation of each of the directors and executive officers of Oaktree Capital Group, LLC are listed below.

Name	Principal Occupation

Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Co-Chairman of Oaktree Capital Management, L.P.
Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.
Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Chief Executive Officer of Oaktree Capital Management, L.P.
John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Vice Chairman of Oaktree Capital Management, L.P.
Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Principal of Oaktree Capital Management, L.P.
Justin Beber	Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, Managing Partner, and Head of Corporate Strategy and Chief Legal Officer for Brookfield Asset Management Inc.
Bruce Flatt	Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Chief Executive Officer of Brookfield Asset Management Inc.
D. Richard Masson	Owner and general manager of Golden Age Farm, LLC
Marna C. Whittington	Retired
Steven J. Gilbert	Founder and Chairman of the Board of Gilbert Global Equity Partners, L.P.
Daniel D. Levin	Chief Financial Officer of Oaktree Capital Group, LLC and Chief Financial Officer of Oaktree Capital Management, L.P.
Todd E. Molz	General Counsel, Chief Administrative Officer and Secretary of Oaktree Capital Group, LLC and General Counsel and Chief Administrative Officer of Oaktree Capital Management, L.P.

Oaktree Capital Group Holdings GP, LLC
Oaktree Capital Group Holdings GP, LLC is managed by an executive committee. The name and principal occupation of each of the members of the executive committee of Oaktree Capital Group Holdings GP, LLC and its executive officers are listed below.
Name	Principal Occupation

Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Co-Chairman of Oaktree Capital Management, L.P.
Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.
Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Chief Executive Officer of Oaktree Capital Management, L.P.
John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Vice Chairman of Oaktree Capital Management, L.P.
Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Principal of Oaktree Capital Management, L.P.

Brookfield Asset Management Inc.

The name, principal occupation, address and citizenship of each of the directors and executive officers of Brookfield Asset Management Inc. are listed below.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

M. Elyse Allan, Director	181 Bay Street, Suite 210, Toronto, Ontario M5J 2T3, Canada	Former President and Chief Executive Officer of General Electric Co.	U.S.A. and Canada
Jeffrey M. Blidner, Vice Chairman and Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chairman of Brookfield	Canada
Angela F. Braly, Director	832 Alverna Drive, Indianapolis, Indiana 46260 U.S.A.	Former Chair, President and Chief Executive Officer of WellPoint Inc.	U.S.A.
Jack L. Cockwell, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada
Marcel R. Coutu, Director	c/o Suite 1210 225 - 6th Ave. S.W., Calgary, Alberta T2P 1N2	Former President and Chief Executive Officer of Canadian Oil Sands Limited	Canada
Murilo Ferreira, Director	Rua General Venãncio Flores, 50 Cob 01, Leblon Rio de Janeiro	Former Chief Executive Officer of Vale SA	Brazil
J. Bruce Flatt, Director and Managing Partner and Chief Executive Officer	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K.	Managing Partner and Chief Executive Officer of Brookfield	Canada
Maureen Kempston Darkes, Director	10 Avoca Avenue, Unit 1904, Toronto, Ontario M4T 2B7	Corporate Director and former President, Latin America, Africa and Middle East, General Motors Corporation	Canada
Brian W. Kingston, Managing Partner	250 Vesey Street, 15th Floor, New York, NY 10281-1023 U.S.A.	Managing Partner of Brookfield	Canada
Brian D. Lawson, Vice Chairman and Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chairman of Brookfield	Canada
Cyrus Madon, Managing Partner	181 Bay Street, Suite300, Toronto, Ontario M5J 2T3, Canada	Managing Partner of Brookfield	Canada
Frank J. McKenna, Director	TD BankFinancial Group, 161 Bay St., 35th Floor, Toronto, Ontario M5J 2T2, Canada	Chair of Brookfield and Deputy Chair, Wholesale of TD Bank Financial Group	Canada
Rafael Miranda, Director	C/Santiago de Compostela 100, 28035 Madrid, Spain	Chairman of Acerinox, S.A., Corporate Director and Former Chief Executive Officer of Endesa, S.A.	Spain
Timothy R. Price, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Director of Partners Limited and Brookfield Partners Foundation	Canada
Lord Augustine Thomas O’Donnell, Director	Frontier Economics Limited, 71 High Holborn, London U.K. WC1V 6DA	Chairman of Frontier Economics and senior advisor to Brookfield in Europe	United Kingdom
Lori A. Pearson, Managing Partner and Chief Operating Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Operating Officer of Brookfield	Canada
Samuel J.B. Pollock, Managing Partner	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner of Brookfield	Canada
Seek Ngee Huat, Director	501 Orchard Road, #08 - 01 Wheelock Place, Singapore 238880	Former Chair of the Latin American Business Group, Government of Singapore Investment Corporation	Singapore
Sachin G. Shah, Managing Partner	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner of Brookfield	Canada
Diana L. Taylor, Director	c/o Bloomberg, Philanthropies, 25 East 78th Street, New York, N.Y. 10075	Former Vice Chair, Solera Capital LLC	U.S.A. and Canada
Justin Beber, Managing Partner, Head of Corporate Strategy and Chief Legal Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Head of Corporate Strategy and Chief Legal Officer of Brookfield	Canada
Howard S. Marks, Director	c/o Oaktree Capital Management, L.P., 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071	Co-Chairman and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Co-Chairman of Oaktree Capital Management, L.P.	U.S.A
Nicholas Goodman, Managing Partner and Chief Financial Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Financial Officer of Brookfield	United Kingdom
Craig Noble, Managing Partner	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Executive Officer of Alternative Investments of Brookfield	Canada

Partners Limited
The name, principal occupation, address and citizenship of each of the directors and executive officers of Partners Limited are listed below.
Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Jack L. Cockwell, Director and Chairman	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada
Brian W. Kingston, Director	250 Vesey Street, 15th Floor, New York, NY 10281-1023 U.S.A.	Managing Partner of Brookfield	Canada
Brian D. Lawson, Director and President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chairman of Brookfield	Canada
Cyrus Madon, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner of Brookfield	Canada
Timothy R. Price, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chairman, Brookfield Funds	Canada
Samuel J.B. Pollock, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner of Brookfield	Canada
Sachin G. Shah, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner of Brookfield	Canada
Lisa Chu, Treasurer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President of Brookfield	Canada
Lorretta Corso, Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Administrator, Corporate Secretary of Brookfield	Canada
Tim Wang, Assistant Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Manager of Brookfield	Canada

Hartree Partners, LP
The general partner of Hartree Partners, LP is Hartree Partners GP, LLC
Hartree Partners GP, LLC
The name and principal occupation of each of the members of the Management Committee of Hartree Partners GP, LLC are listed below.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Steve Hendel	1185 Avenue of the Americas, New York, NY 10036	Managing Director, Founding Partner, Hartree	United States
Steve Semlitz	1185 Avenue of the Americas, New York, NY 10036	Managing Director, Founding Partner, Hartree	United States
Jonathan Merison	1185 Avenue of the Americas, New York, NY 10036	Managing Director, Founding Partner, Hartree	United States
Robert O’Leary	333 South Grand Ave, 28th Floor, Los Angeles, CA 90071	Managing Director and Co-Portfolio Manager, Oaktree	United States
Brook Hinchman	333 South Grand Ave, 28th Floor, Los Angeles, CA 90071	Managing Director, Oaktree	United States
Jordan Mikes	333 South Grand Ave, 28th Floor, Los Angeles, CA 90071	Senior Vice President, Oaktree	United States

 EXHIBIT A

JOINT FILING AGREEMENT

Pursuant to Rule 13(d)-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned acknowledges and agrees that the foregoing statement on Schedule 13D is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements. Each of the undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated as of April 8, 2020

OAKTREE OPPORTUNITIES FUND X HOLDINGS (DELAWARE), L.P.

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Authorized Signatory

OAKTREE OPPORTUNITIES FUND Xb HOLDINGS (DELAWARE), L.P.

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Authorized Signatory

OAKTREE FUND GP, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Authorized Signatory

OAKTREE FUND GP I, L.P.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Senior Vice President

OCM HOLDINGS I, LLC
By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Senior Vice President

OAKTREE HOLDINGS, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Senior Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Senior Vice President

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Jessica Diab
Name:	Jessica Diab
Title:	Vice President, Legal & Regulatory

PARTNERS LIMITED

By:	/s/ Brian Lawson
Name:	Brian Lawson
Title:	President

HARTREE PARTNERS, LP

By:	HARTREE PARTNERS GP, LLC
Its:	General Partner

By:	/s/ Stephen Hendel
Name:	Stephen Hendel
Title:	Authorized Signatory

HARTREE PARTNERS GP, LLC

By:	/s/ Stephen Hendel
Name:	Stephen Hendel
Title:	Authorized Signatory